TEMBEC INC.
MATERIAL CHANGE REPORT
Form 51-102F3
ITEM 1:	NAME AND ADDRESS OF COMPANY
TEMBEC INC. (“TEMBEC”)
800 René-Lévesque Blvd, Suite 1050
Montréal, Québec
H3B 1X9
ITEM 2:	DATE OF MATERIAL CHANGE
October 20, 2006.
ITEM 3:	NEWS RELEASE
A press release was issued on October 20, 2006 through the services of Canada NewsWire.
ITEM 4:	SUMMARY OF MATERIAL CHANGE
Tembec announced key organizational changes related to its Pulp and Paper Group. These changes include the retirement at year’s end of Mr. Terrence P. Kavanagh, Executive Vice-President and Chief Operating Officer and
President of the Pulp and Paper Group and the appointment of Yvon Pelletier as Executive Vice-President and
President, Pulp Group and Dan Alexander as Executive Vice-President and President, Paper Group.
ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE
See press release attached hereto.
ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
ITEM 7:	OMITTED INFORMATION
None.

ITEM 8:	EXECUTIVE OFFICER
The following executive officer of Tembec is knowledgeable about the material change and this report:

Antonio Fratianni
Vice President, General Counsel and Secretary
(514) 871-0137
ITEM 9:	DATE OF REPORT
Dated at Montréal, Québec this 25th day of October, 2006.